UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED (Registrant)

Date: January 21, 2019	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated January 19, 2019 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Financial Results for the Quarter ended December 31, 2018.

Exhibit I

19th January, 2019

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Financial Results for the Quarter ended 31st December, 2018

Pursuant to Regulation 33 and any other applicable provisions of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we send herewith the financial results for the third quarter (unaudited) ended 31st December, 2018, segment reporting, Press Release and the report of the Statutory Auditor in this regard. The results were duly approved by the Board of Directors at its meeting held today.

Kindly take the same on your records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Vice President- Legal & Company Secretary

Encl.: a/a.

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2018

(₹ in lacs)

	Quarter ended			Nine Months ended		Year ended
	31.12.2018	30.09.2018	31.12.2017	31.12.2018	31.12.2017	31.03.2018
Particulars	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Interest Earned (a)+(b)+(c)+(d)	2589026	2419956	2058127	7263880	5892027	8024135
a) Interest / discount on advances / bills	2030629	1882768	1615661	5652470	4599842	6266179
b) Income on Investments	531901	504224	410030	1495054	1199973	1622237
c) Interest on balances with Reserve Bank of India and other inter bank funds	9824	9358	11238	52420	32707	52388
d) Others	16672	23606	21198	63936	59505	83331
Other Income	492101	401559	386917	1275466	1099173	1522031
Total Income (1)+(2)	3081127	2821515	2445044	8539346	6991200	9546166
Interest Expended	1331351	1243615	1026693	3748507	2948312	4014649
Operating Expenses (i)+(ii)	671934	629905	573222	1900227	1663973	2269036
i) Employees cost	196764	190921	169126	568736	506454	680574
ii) Other operating expenses (Refer Note 7)	475170	438984	404096	1331491	1157519	1588462
Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2003285	1873520	1599915	5648734	4612285	6283685
Operating Profit before Provisions and Contingencies (3)-(6)	1077842	947995	845129	2890612	2378915	3262481
Provisions (other than tax) and Contingencies	221153	181996	135144	566086	438639	592749
Exceptional Items	—	—	—	—	—	—
Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	856689	765999	709985	2324526	1940276	2669732
Tax Expense	298104	265426	245725	805224	671529	921057
Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	558585	500573	464260	1519302	1268747	1748675
Extraordinary items (net of tax expense)	—	—	—	—	—	—
Net Profit / (Loss) for the period (12)-(13)	558585	500573	464260	1519302	1268747	1748675
Paid up equity share capital (Face Value of ₹ 2/- each)	54390	54344	51802	54390	51802	51902
Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)						10577601
Analytical Ratios
(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
(ii) Capital Adequacy Ratio	17.3%	17.1%	15.5%	17.3%	15.5%	14.8%
(iii) Earnings per share (₹)
(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	20.6	18.7	17.9	57.0	49.2	67.8
(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	20.4	18.5	17.7	56.4	48.6	66.8
(iv) NPA Ratios
(a) Gross NPAs	1090286	1009773	823488	1090286	823488	860697
(b) Net NPAs	330154	302824	277366	330154	277366	260102
(c) % of Gross NPAs to Gross Advances	1.38%	1.33%	1.29%	1.38%	1.29%	1.30%
(d) % of Net NPAs to Net Advances	0.42%	0.40%	0.44%	0.42%	0.44%	0.40%
(v) Return on assets (average) - not annualized	0.00%	0.46%	0.50%	0.00%	1.43%	1.93%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

(₹ in lacs)

		Quarter ended			Nine Months ended		Year ended
		31.12.2018	30.09.2018	31.12.2017	31.12.2018	31.12.2017	31.03.2018
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	668444	570578	503703	1767554	1470508	1984137
b)	Retail Banking	2310038	2170602	1869320	6520699	5426783	7384305
c)	Wholesale Banking	1421965	1339481	1078527	3999351	3053970	4150413
d)	Other Banking Operations	413595	363889	326442	1105347	859543	1225914
e)	Unallocated	—	5278	—	5278	—	—
	Total	4814042	4449828	3777992	13398229	10810804	14744769
	Less: Inter Segment Revenue	1732915	1628313	1332948	4858883	3819604	5198603

	Income from Operations	3081127	2821515	2445044	8539346	6991200	9546166

2	Segment Results
a)	Treasury	64945	1368	41235	71358	129796	154000
b)	Retail Banking	246261	301447	230001	862176	705348	997172
c)	Wholesale Banking	384473	349871	339253	1049929	893370	1172051
d)	Other Banking Operations	211977	158682	154521	487897	363537	548790
e)	Unallocated	(50967)	(45369)	(55025)	(146834)	(151775)	(202281)

	Total Profit Before Tax	856689	765999	709985	2324526	1940276	2669732

3	Segment Assets
a)	Treasury	31234090	34504331	26447291	31234090	26447291	35089438
b)	Retail Banking	42104049	40422879	34979225	42104049	34979225	37190659
c)	Wholesale Banking	38007364	36940961	29172014	38007364	29172014	29704057
d)	Other Banking Operations	4772589	4437850	3633910	4772589	3633910	3759549
e)	Unallocated	737539	683764	675500	737539	675500	649728

	Total	116855631	116989785	94907940	116855631	94907940	106393431

4	Segment Liabilities
a)	Treasury	5875744	8347369	4653686	5875744	4653686	5534970
b)	Retail Banking	68388252	65759009	55962663	68388252	55962663	59878546
c)	Wholesale Banking	25451869	25987903	21214705	25451869	21214705	27028720
d)	Other Banking Operations	466821	498533	428484	466821	428484	408150
e)	Unallocated	2376184	2673763	2542143	2376184	2542143	2913542

	Total	102558870	103266577	84801681	102558870	84801681	95763928

5	Capital Employed
	(Segment Assets-Segment Liabilities)
a)	Treasury	25358346	26156962	21793605	25358346	21793605	29554468
b)	Retail Banking	(26284203)	(25336130)	(20983438)	(26284203)	(20983438)	(22687887)
c)	Wholesale Banking	12555495	10953058	7957309	12555495	7957309	2675337
d)	Other Banking Operations	4305768	3939317	3205426	4305768	3205426	3351399
e)	Unallocated	(1638645)	(1989999)	(1866643)	(1638645)	(1866643)	(2263814)

	Total	14296761	13723208	10106259	14296761	10106259	10629503

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Notes :

1	Statement of Assets and Liabilities as at December 31, 2018 is given below:

(₹ in lacs)

Particulars	As at 31.12.2018	As at 31.12.2017	As at 31.03.2018
CAPITAL AND LIABILITIES	Unaudited	Unaudited	Audited
Capital	54390	51802	51902
Reserves and Surplus	14242371	10054457	10577601
Deposits	85250190	69902641	78877064
Borrowings	12345976	10386678	12310497
Other Liabilities and Provisions	4962704	4512362	4576367

Total	116855631	94907940	106393431

ASSETS
Cash and Balances with Reserve Bank of India	4906485	3438547	10467047
Balances with Banks and Money at Call and Short notice	764963	562204	1824460
Investments	27975321	23272358	24220024
Advances	78095117	63121466	65833309
Fixed Assets	386032	350245	360721
Other Assets	4727713	4163120	3687870

Total	116855631	94907940	106393431

2

The above results have been approved by the Board of Directors at its meeting held on January 19, 2019. The results for the quarter and nine months ended December 31, 2018 have been subjected to limited review by the Statutory Auditors of the Bank who have issued an unmodified report thereon. The financial results for the quarter and nine months ended December 31, 2017 and the year ended March 31, 2018 were subjected to limited review / audit by another firm of chartered accountants.

3	The Bank has followed the same significant accounting policies in the preparation of these financial results as were followed in the annual financial statements for the year ended March 31, 2018.

4

During the quarter and nine months ended December 31, 2018, the Bank allotted 23,25,196 and 1,99,67,077 equity shares respectively pursuant to the exercise of options under the approved employee stock option schemes.

5

In accordance with the Reserve Bank of India (RBI) guidelines, banks are required to make Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. The Bank’s Pillar 3 disclosures are available on its website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. These disclosures have not been subjected to audit or review by the statutory auditors.

6

Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts previously written off.

7

Other operating expenses include commission paid to sales agents of ₹ 665.40 crore (previous period : ₹ 637.32 crore) and ₹ 2,108.06 crore (previous period : ₹ 1,767.52 crore) for the quarter and nine months ended December 31, 2018 respectively.

8

There was no divergence observed by RBI for the financial year ended March 31, 2018 in respect of the Bank’s asset classification and provisioning under the extant prudential norms on income recognition, asset classification and provisioning pertaining to advances.

9	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
10	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Aditya Puri
Date : January 19, 2019	Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2018

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended December 31, 2018, at their meeting held in Mumbai on Saturday, January 19, 2019. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended December 31, 2018

The Bank’s total income for the quarter ended December 31, 2018 at ₹ 30,811.3 crore grew by 26.0% from ₹ 24,450.4 crore for the quarter ended December 31, 2017. Net revenues (net interest income plus other income) increased by 23.4% to ₹ 17,497.8 crore for the quarter ended December 31, 2018 from ₹ 14,183.5 crore in the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended December 31, 2018 grew by 21.9% to ₹ 12,576.8 crore, from ₹ 10,314.3 crore for the quarter ended December 31, 2017, driven by asset growth of 23.7% and a core net interest margin for the quarter of 4.3%.

Other income (non-interest revenue) at ₹ 4,921.0 crore was 28.1% of the net revenues for the quarter ended December 31, 2018 and grew by 27.2% over ₹ 3,869.2 crore in the corresponding quarter ended December 31, 2017. The four components of other income for the quarter ended December 31, 2018 were fees & commissions of ₹ 3,646.8 crore (₹ 2,872.1 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 397.7 crore (₹ 426.2 crore for the corresponding quarter of the previous year), gain on revaluation / sale of investments of ₹ 474.0 crore (₹ 259.4 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries, of ₹ 402.6 crore (₹ 311.5 crore for the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Operating expenses for the quarter ended December 31, 2018 were ₹ 6,719.3 crore, an increase of 17.2% over ₹ 5,732.2 crore during the corresponding quarter of the previous year. The core cost-to-income ratio for the quarter was at 39.5% as against 41.2% for the corresponding quarter ended December 31, 2017.

Provisions and contingencies for the quarter ended December 31, 2018 were ₹ 2,211.5 crore (consisting of specific loan loss provisions ₹ 1,734.6 crore and general provisions and other provisions ₹ 476.9 crore) as against ₹ 1,351.4 crore (consisting of specific loan loss provisions ₹ 1,356.0 crore and write back of general provisions and other provisions ₹ 4.5 crore) for the quarter ended December 31, 2017. Provisions for the quarter ended December 31, 2018 include a charge of ₹ 322.4 crore towards contingent provisions. Profit before tax (PBT) for the quarter ended December 31, 2018 was up 20.7% to ₹ 8,566.9 crore.

After providing ₹ 2,981.0 crore for taxation, the Bank earned a net profit of ₹ 5,585.9 crore, an increase of 20.3% over the quarter ended December 31, 2017.

Balance Sheet: As of December 31, 2018

Total balance sheet size as of December 31, 2018 was ₹ 1,168,556 crore as against ₹ 949,079 crore as of December 31, 2017.

Total deposits as of December 31, 2018 were ₹ 852,502 crore, an increase of 22.0% over December 31, 2017. CASA deposits grew at 13.0% with savings account deposits at ₹ 235,179 crore and current account deposits at ₹ 111,905 crore. Time deposits were at ₹ 505,417 crore, an increase of 29.0% over the previous year, resulting in CASA deposits comprising 40.7% of total deposits as of December 31, 2018. The Bank’s continuing focus on deposits helped in the maintenance of a healthy liquidity coverage ratio at 122%, well above the regulatory requirement.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Total advances as of December 31, 2018 were ₹ 780,951 crore. Domestic advances grew by 24.1% over December 31, 2017. As per regulatory [Basel 2] segment classification, domestic retail loans grew by 24.0% and domestic wholesale loans grew by 24.1%. The domestic loan mix as per Basel 2 classification between retail: wholesale was 55:45. Overseas advances constituted 3% of total advances.

Nine Months ended December 31, 2018

For the nine months ended December 31, 2018, the Bank earned a total income of ₹ 85,393.5 crore as against ₹ 69,912.0 crore in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 31, 2018 were ₹ 47,908.4 crore, as against ₹ 40,428.9 crore for the nine months ended December 31, 2017. Net profit for the nine months ended December 31, 2018 was ₹ 15,193.0 crore, up by 19.7% over the corresponding nine months ended December 31, 2017.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 17.3% as on December 31, 2018 (15.5% as on December 31, 2017) as against a regulatory requirement of 11.025% which includes Capital Conservation Buffer of 1.875%, and an additional requirement of 0.15% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB).

Tier 1 CAR was at 15.8% as of December 31, 2018 compared to 13.6% as of December 31, 2017. Common Equity Tier 1 Capital ratio was at 14.9% as of December 31, 2018. Risk-weighted Assets were at ₹ 908,245 crore (as against ₹ 752,513 crore as at December 31, 2017).

NETWORK

As of December 31, 2018, the Bank’s distribution network was at 4,963 banking outlets and 13,160 ATMs across 2,727 cities / towns as against 4,734 banking outlets and 12,333 ATMs across 2,672 cities / towns as of December 31, 2017. Of the total banking outlets, 53% are in semi-urban and rural areas. Number of employees were at 96,425 as of December 31, 2018 (as against 86,660 as of December 31, 2017).

ASSET QUALITY

Gross non-performing assets were at 1.38% of gross advances as on December 31, 2018, as against 1.33% as on September 30, 2018 and 1.29% as on December 31, 2017. Coverage ratio as on December 31, 2018 was 70%. Net non-performing assets were at 0.4% of net advances as on December 31, 2018. The Bank held floating provisions of ₹ 1,451 crore as on December 31, 2018. Total provisions (comprising specific provisions, general provisions and floating provisions) were 115% of the gross non-performing loans as on December 31, 2018.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcbank.com